30371 DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

02016350

NO ACT
P.E 12-26-01
1-04928

January 24, 2002

Robert T. Lucas III
Associate General Counsel
Assistant Secretary
Duke Energy Corporation
PB05E
422 South Church Street
P.O. Box 1244
Charlotte, NC 28201-1244

Act 1934
Section
Rule 14A-8
Public Availability 1/24/2002

Re: Duke Energy Corporation
Incoming letter dated December 26, 2001

PROCESSED
P FEB 25 2002
THOMSON FINANCIAL

Dear Mr. Lucas:

This is in response to your letter dated December 26, 2001 concerning the shareholder proposal submitted to Duke Energy by the Sheet Metal Workers' Local Unions and Councils Pension Fund. We also have received a letter from the proponent dated January 24, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence will also be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Matthew Hernandez
Sheet Metal Workers' Local Unions and Councils Pension Fund
601 North Fairfax Street
Suite 500
Alexandria, VA 22314-2075

Duke Energy®

Robert T. Lucas III
Associate General Counsel
Assistant Secretary

Duke Energy Corporation
PB05E
422 South Church Street
P.O. Box 1244
Charlotte, NC 28201-1244
(704) 382-8152 OFFICE
(704) 382-8137 FAX
rtlucas@duke-energy.com

VIA FEDERAL EXPRESS

December 26, 2001

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Duke Energy Corporation 2002 Annual Shareholders' Meeting–Exclusion of Shareholder Proposal–Securities Exchange Act of 1934, Rule 14a-8(i)(7)

Ladies and Gentlemen:

I am submitting this letter on behalf of Duke Energy Corporation (the "Company") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Act"), in response to the shareholder proposal and accompanying supporting statement (the "Proposal"), which was submitted to the Company by the Sheet Metal Workers' Local Unions and Councils Pension Fund (the "Proponent") for inclusion in the Company's 2002 proxy statement and form of proxy relating to the Company's Annual Meeting of Shareholders presently scheduled for April 25, 2002. The Company currently expects that it will file definitive copies of its 2002 proxy statement and form of proxy pursuant to Rule 14a-6 on or about March 18, 2002. I hereby request confirmation that the Staff of the Division of Corporation Finance will not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if, in reliance on the interpretation of Rule 14a-8 set forth below, the Company excludes the Proposal from its 2002 proxy materials.

Pursuant to Rule 14a-8(j), enclosed herewith are six copies of the following:

(1) this letter, which represents the Company's statement of reasons for omission of the Proposal from its 2002 proxy statement and form of proxy; and

(2) the Proposal, attached as Exhibit A hereto, which was submitted by the Proponent by letter dated November 13, 2001.

The Company intends to omit the Proposal pursuant to Rule 14a-8(i)(7) under the Act and requests that the Division of Corporation Finance advises the Company whether it would recommend any enforcement action against the Company in such event.

DISCUSSION OF REASONS FOR OMISSION

Rule 14a-8(i)(7) — The Proposal May Be Omitted Because It Deals With a Matter Relating to the Company's Ordinary Business Operations.

A proposal may be excluded under Rule 14a-8(i)(7) if "the proposal deals with a matter relating to the company's ordinary business operations." Proposals that raise significant social policy issues, however, may be excepted from the ordinary business exclusion in accordance with a standard which was articulated in Release No. 34-12999 (November 22, 1976) and Release No. 34-40018 (May 21,1998). The Company submits that the Proposal relates, in the ways hereafter specified, to the Company's ordinary business operations and does not raise significant social policy issues. Accordingly, the Company respectfully submits that it is properly excludable under Rule 14a-8(i)(7) on this basis.

The Proposal concerns the Board's role in the development and monitoring of the Company's long-term strategic plan and requests disclosure thereon. Close examination of the subject matter of the disclosure requested in the Proposal, however, indicates that it also involves disclosures relating to the ordinary business operations of the Company. In particular, while the Proposal urges the Company's Board to prepare a description of the tasks of the Board in strategy development and compliance monitoring and a description of mechanisms of director access to information relevant to those tasks, it also provides, as numbered item (1) in the Proposal's resolution, that the disclosure include "a description of the Company's corporate strategy development process, including timelines."

The Company's corporate strategy development process is an ongoing part of the Company's ordinary business operations and involves basic management functions. Indeed, defining and engaging in the Company's strategy development process falls primarily within the operational scope and authority of the Company's management. The Proposal concedes this point when it states that ". . . senior management of our Company is primarily responsible for development of the Company's strategic plans. . ." That process, including timelines for it, involves broad decisionmaking concerning, among other things, the deployment of the Company's assets and the funding of its operations, as well as the evaluation and integration of data into forward focussed strategies. It also relates to, as the supporting statement of the Proposal mentions, the "critically important task of developing the Company's operating strategy" and "the ongoing assessment of business opportunities and risks." This sort of planning is a major part of the ongoing business operations of a company. Indeed, the Staff has recognized in various no-action responses that proposals relating to general business strategies and operations relate to ordinary business operations. See Marsh Supermarkets, Inc. (May 8, 2000) in which a proposal was held to be excludable under Rule 14a-8(i)(7) as relating to the company's ordinary business operations, the Staff noting that "the proposal appears to be directed at Marsh's general business strategies and operations." The Company notes that the proposal in Marsh concerned engaging an investment banker "to explore alternatives" to enhance the value of the company, and accordingly was directed at general business strategies and operations in relation to a specified goal. In the case of the Proposal, the focus is purely on the strategic planning process and hence, the Company submits, is even more general in its nature.

As noted in Release No. 34-40018 (May 21, 1998), "the policy underlying the ordinary business exclusion rests on two central considerations. The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The Company submits that the strategic planning development process for the Company, which has seven major business segments and more than 700 direct and indirect subsidiaries, involves tasks of this kind.

The Staff has indicated that where, as is the case with the Proposal, a proposal would require the preparation of a report on a particular aspect of a company's business, the Staff will consider whether the subject matter of the report relates to the conduct of ordinary business operations. Where it does, the proposal, even though it requires only the preparation of a report and not the taking of any action with respect to such business operations, will be excludable. See Release No. 34-20091 (August 16, 1983). Thus, in CVS Corporation (February 1, 2000), a shareholder proposal requested that the company prepare an annual strategic plan report for shareholders, describing goals, strategies, policies and programs. The proposal also provided that the CVS board and management should detail the roles of the company's corporate constituents. The Staff held that CVS could omit the proposal under Rule 14a-8(i)(7) as "relating to its ordinary business operations (i.e., business practices and policies)."

The Proposal does not focus on any significant social policy issues, such that the Proposal would not be considered to be excludable under Rule 14a-8(i)(7). In National Fuel Gas Company (November 18, 1999), for example, the Staff was unable to concur that a proposal seeking, among other things, to have the company create an independent committee to issue a plan to eliminate employment discrimination at the company and to report thereon in the company's proxy statement or annual report was omissible under Rule 14a-8(i)(7). Similarly, in Norwest Corporation (February 5, 1997), a proposal requesting that the company's board of directors develop a fair lending policy to promote equal credit opportunities and annually report to shareholders on its progress in achieving that goal was held not to be excludable under Rule 14a-8(c)(7) (the predecessor rule to Rule 14a-8(i)(7)); in Occidental Petroleum Corporation (February 9, 1999), a proposal requiring that the company's board hire a business analysis firm to prepare and distribute a risk analysis report on the impact on profitability and stock price of the U'wa tribe's threat of mass suicide if the company drilled on U'wa territory was held not to be within the company's ordinary business and hence not excludable; and in General Dynamics Corporation (February 8, 1993), a proposal requesting a report describing the company's plans for workers and facilities dependent on defense contracts, which the Staff said involved corporate strategies with respect to the company's conversion from military to non-military business operations, was held to involve issues beyond ordinary business operations and so was held not to be excludable under Rule 14a-8(c)(7) (the predecessor rule to Rule 14a-8(i)(7)). We submit that the report requested by the Proposal does not relate to significant social policy issues, as in the cases above.

The Company notes that the Proposal requests that descriptions of the Company's corporate strategy development process include timelines. The Company strongly believes that disclosure of timelines relating to its corporate strategy development process may provide signals to competitors and/or to the investment community as to certain aspects of its corporate strategy. Disclosure of the sort specified in item (1) of the resolution in the Proposal may therefore work to the Company's disadvantage by disseminating potentially sensitive information about the Company's business operations and thereby also work to shareholders' disadvantage.

Even if only part of a shareholder proposal submitted under Rule 14a-8 relates to a company's ordinary business operations, the Staff has taken the position that the entire Proposal may be excluded under Rule 14a-8(i)(7). In Wal-Mart Stores, Inc. (March 15, 1999), for example, the Staff noted "in particular that, although the proposal appears to address matters outside the scope of ordinary business, paragraph 3 of the description of matters to be included in the report relates to ordinary business operations. Accordingly, insofar as it has not been the Division's practice to permit revisions under Rule 14a-8(i)(7), we will not recommend enforcement action to the Commission if Wal-Mart omits the proposal. . . in reliance on Rule 14a-8(i)(7)." In Chrysler Corporation (February 18, 1998) the Staff noted that "There appears to be some basis for your view that the proposal may be excluded under Rule 14a-8(c)(7). The staff notes in particular that, although the balance of the proposal and supporting statement appears to address matters outside the scope of ordinary business, paragraph 5 of the resolution relates to ordinary business matters. . ." See also Kmart Corporation (March 12, 1999) and Warnaco Group, Inc. (March 12, 1999), in which proposals were held to excludable on a similar basis.

The Proposal seeks to have the Company's Board provide disclosures relating to the development of a fundamental part of the ordinary business operations of the Company: its corporate strategy development process. The Company respectfully submits that this aspect of the Company's business, which the Proposal urges to be disclosed to shareholders, constitutes "ordinary business operations" for purposes of Rule 14a-8(i)(7) and that the Proposal is properly excludable from the Company's 2002 proxy materials under Rule 14a-8(i)(7) on this basis.

We respectfully request confirmation that the Division of Corporation Finance will not recommend any enforcement action to the Commission if the Company omits the Proposal from its proxy statement for its 2002 Annual Meeting of Shareholders for the reasons specified above.

As required by Rule 14a-8(j), a copy of this letter, including the attached exhibit, is being mailed to the Proponent simultaneously with the sending of this letter to the Commission.

Please acknowledge receipt of this letter by stamping the enclosed copy and returning it in the enclosed self-addressed, stamped envelope. To meet the

Company's projected preliminary proxy filing deadline and proxy printing schedule, I would appreciate receipt of the Staff's response on or before February 8, 2002.

Should you disagree with the conclusions in this letter, I respectfully request the opportunity to confer with you prior to the issuance of the Staff's response.

Please do not hesitate to call me at 704-383-8152 if you have any questions with respect to this matter.

Very truly yours,

Robert T. Lucas III

Enclosures

cc: Sheet Metal Workers' Local Unions and Councils Pension Fund
601 Fairfax Street
Suite 500
Alexandria, VA 22314-2075
Attn: Mr. Matthew Hernandez

Mr. Craig Rosenberg
Taft-Hartley Shareholder Services, Inc.
Two Northfield Plaza, Suite 211
Northfield, IL 60093

Duke Energy Corporation
526 South Church Street
Charlotte, NC 28202

Resolved, that the shareowners of Duke Energy Corporation ("Company") hereby urge that the Board of Directors prepare a description of the Board's role in the development and monitoring of the Company's long-term strategic plan. Specifically, the disclosure should include the following: (1) A description of the Company's corporate strategy development process, including timelines; (2) an outline of the specific tasks performed by the Board in the strategy development and the compliance monitoring processes, and (3) a description of the mechanisms in place to ensure director access to pertinent information for informed director participation in the strategy development and monitoring processes. This disclosure of the Board's role in the strategy development process should be disseminated to shareowners through appropriate means, whether it be posted on the Company's website or sent via a written communication to shareowners.

Statement of Support: The development of a well-conceived corporate strategy is critical to the long-term success of a corporation. While senior management of our Company is primarily responsible for development of the Company's strategic plans, in today's fast-changing environment it is more important than ever that the Board engage actively and continuously in strategic planning and the ongoing assessment of business opportunities and risks. It is vitally important that the individual members of the Board, and the Board as an entity, participate directly and meaningfully in the development and continued assessment of our Company's strategic plan.

A recent report by PricewaterhouseCoopers entitled "Corporate Governance and the Board – What Works Best" examined the issue of director involvement in corporate strategy development. The Corporate Governance Report found that chief executives consistently rank strategy as one of their top issues, while a poll of directors showed that board contributions to the strategic planning process are lacking. It states: "Indeed, it is the area most needing improvement. Effective boards play a critical role in the development process, by both ensuring a sound strategic planning process and scrutinizing the plan itself with the rigor required to determine whether it deserves endorsement."

The Company's proxy statement, and corporate proxy statements generally, provides biographical and professional background information on each director, indicates his or her compensation, term of office, and board committee responsibilities. While this information is helpful in assessing the general capabilities of individual directors, it provides shareholders no insight into how the directors, individually and as a team, participate in the critically important task of developing the Company's operating strategy. And while there is no one best process for board involvement in the strategy development and monitoring processes, shareholder disclosure on the Board's role in strategy development would provide shareholders information with which to better assess the performance of the board in formulating corporate strategy. Further, it would help to promote "best practices" in the area of meaningful board of director involvement in strategy development.

We urge your support for this important corporate governance reform.

LOCAL UNIONS AND COUNCILS PENSION FUND

SHEET METAL WORKERS' LOCAL UNIONS AND COUNCILS PENSION FUND

January 24, 2002

Via Airborne Express 8562100470

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Response to Duke Energy Corporation's Request for No-Action Advice Concerning the Sheet Metal Workers' Local Unions and Councils Pension Fund's Shareholder Proposal

Dear Sir or Madam:

The Sheet Metal Workers' Local Unions and Councils Pension Fund (the "Fund") hereby submits this letter in reply to Duke Energy Corporation's ("Duke Energy Corporation" or "the Company") Request for No-Action Advice concerning the shareholder proposal ("Proposal") and supporting statement our Fund submitted to the Company for inclusion in its 2002 proxy materials. Pursuant to Rule 14a-8(k), six paper copies of the Fund's response are hereby included and a copy has been provided to the Company.

The Fund's Proposal requests that the Board of Directors prepare a description of the Board's role in the development and monitoring of the Company's long-term strategic plan. For the reasons discussed below, the Company's request should be denied and the Proposal should be included in its proxy materials.

The Company fails to meet its burden of persuasion that the Proposal deals with a matter relating to the Company's ordinary business operations so the Proposal cannot be excluded under Rule 14a-8(i)(7)

The Company argues the Proposal can be excluded pursuant to Rule 14a-8(i)(7) because it deals with a matter relating to the company's ordinary business operations. To prevail, the Company, which bears the burden of persuasion, must prove that the disclosure we request is of a mundane, ordinary nature. The starting point for determining whether the Company satisfies its burden is found in the Securities and Exchange Commission's discussion of the ordinary business exclusion:

> Finally, we believe that it would be useful to summarize the principal considerations in the Division's application, under the Commission's

Edward F. Carlough Plaza
601 North Fairfax Street Suite 500 Alexandria, VA 22314-2075
(703) 739-7000 Fax (703) 683-0932

oversight, of the "ordinary business" exclusion. The general underlying policy of this exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting.

The policy underlying the ordinary business exclusion rests on two central considerations. The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers. However, proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote.

The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. This consideration may come into play in a number of circumstances, such as where the proposal involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies. (footnotes omitted)

"Final Rule: Amendments to Rules on Shareholder Proposals," Exchange Act Release No. 34-40018 (May 21, 1998).

This rule provides the framework for analyzing whether the Company has satisfied its burden of proving the Fund's Proposal relates to ordinary business. As one analyzes this issue, recall the Commission's stated policy behind the ordinary business exclusion: "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Note that since our Proposal does not pertain to ordinary business matters, one need not consider whether it relates to significant social policy issues for that provision is an exception to a general rule that does not apply to the Fund's Proposal.

The first consideration relates to the subject matter of the proposal. As the Commission states, certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. The examples they provide include the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers. **These examples fundamentally differ from the subject of our Proposal, which is the role directors play in developing and overseeing a company's strategic plan. One would be hard-pressed to identify an area less mundane than a company's strategic direction.**

The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. The Fund's Proposal does not seek to micromanage to any degree.

The Company fails to satisfy either consideration. Our Proposal does not interfere with management's ability to run the Company. Nor does it try to micromanage the Company by delving into matters too complex for shareholders. Rather, the Proposal appropriately seeks to assist shareholders as they monitor directors, their elected representatives. While a Company's strategic plans of necessity may be complex, disclosure of the details of the Company's strategic plans is not the disclosure requested. The disclosure requested is the more simple disclosure concerning the nature of the board's participation in the strategy development process. By requesting such information the Proposal does not seek to micromanage, but rather to learn more about directors' role in the development of the Company's strategic plans.

A review of cases commonly cited to support the ordinary business exclusion argument demonstrates that none of these cases dealt with a proposal like the Fund's; that is, one seeking disclosure concerning the board's role concerning a topic of central importance to shareholders. In *CVS* (February 1, 2000) it is true that the proposal dealt with a request that the company prepare an annual strategic plan report describing its goals, strategies, policies and programs, and detailing the roles of its corporate constituents. The company was allowed to omit the proposal under Rule 14a-8(i)(7). The company noted that previous Staff no-action decisions found that corporate policies related to such constituents as shareholders, employees, customers, and suppliers related to the company's ordinary business. Our Fund's Proposal is fundamentally different for it relates to the board of director's role in the development and oversight of the Company's strategic planning. *CVS* does not support exclusion.

Nor does *Wal-Mart Stores, Inc.* (March 15, 1999) support exclusion. In Wal-Mart, shareholders requested a report describing the company's actions "to ensure it does not purchase from suppliers who manufacture items using forced labor, convict labor, or child labor, or who fail to comply with laws protecting their employees' wages, benefits, working conditions." The company argued, and the Staff agreed: "The Staff of the Commission has consistently recognized that decisions concerning the selection of and relationships with vendors and suppliers are matters of ordinary business."
Contrast also *Santa Fe Southern Pacific Corp.* (January 30, 1986) ("The proposal relates to preparation of current cost basis financial statements for the Company and each of its principal subsidiaries.")

For these reasons, the Company's request should be denied and the Fund's proposal should be included in its 2002 proxy materials.

Sincerely,

Matthew Hernandez/kfw

Matthew Hernandez
Corporate Governance Advisor

Cc: Robert T. Lucas, III, Esq.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 24, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Duke Energy Corporation
Incoming letter dated December 26, 2001

The proposal urges the board to prepare a description of the board's role in the development and monitoring of Duke Energy's long-term strategic plan.

We are unable to concur in your view that Duke Energy may exclude the proposal under rule 14a-8(i)(7). That provision allows the omission of a proposal that relates to ordinary business matters. In our view, the proposal, which relates to the Board of Directors' participation in the development of fundamental business strategy and long-term plans, involves issues that are beyond matters of Duke Energy's ordinary business operations. Accordingly, we do not believe that Duke Energy may exclude the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Keir D. Gumbs
Special Counsel